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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 ---------------

                    MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                            (Name of Subject Company)

                                 ---------------

                                 O. BRUCE MILLS
                        (Name of Filing Person--Offeror)

                                 ---------------

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                 O. BRUCE MILLS
                         15480 ELK RIDGE LANE, SUITE 200
                          CHESTERFIELD, MISSOURI 63017
                            TELEPHONE: (636) 728-1000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 ---------------

                                    COPY TO:
                             ROBERT M. LAROSE, ESQ.
                               THOMPSON COBURN LLP
                                ONE FIRSTAR PLAZA
                            ST. LOUIS, MISSOURI 63101
                            TELEPHONE: (314) 552-6000

                                 ---------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation                   Amount of Filing Fee
--------------------------------------------------------------------------------
            $4,859,200.00*                              $971.84
--------------------------------------------------------------------------------

 * For purposes of calculating amount of filing fee only. Based on the offer to purchase 12,148 limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $971.84
Form or Registration No.: Schedule TO
Filing Party: O. Bruce Mills
Date Filed: July 10, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/ third party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/


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     This Amendment No. 5 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001, as amended and supplemented by prior amendments subsequent thereto, by O. Bruce Mills relating to the offer by O. Bruce Mills to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors -
Four, L.P. at a purchase price of $400 per unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 11. ADDITIONAL INFORMATION

     The subsequent offering period of the offer expired at 12:00 Midnight, Central Daylight Time, on Friday, August 17, 2001. In connection with the offer, a total of approximately 473 limited partnership units were tendered to Mr. Mills. These units represent approximately 3.9% of the 12,173 outstanding units of Maxus Real Property Investors - Four, L.P.


ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

       (a)(1)  Letter to Partners dated July 10, 2001*

       (a)(2)  Offer to Purchase*

       (a)(3)  Letter of Transmittal*

       (a)(4)  Affidavit and Indemnification Agreement*

       (a)(5)  Letter to Partners dated July 24, 2001**

       (a)(6)  Letter to Partners dated July 27, 2001***

       (a)(7)  Letter to Partners dated August 3, 2001****

       (a)(8) Correspondence to Securities Exchange Commission dated August 3, 2001****

       (a)(9)  Letter to Partners dated August 8, 2001*****

       (b)(1)  Commitment Letter from Bank of Washington*

       (c)-(h) Not applicable

---------------

   *     Previously filed as exhibits to Schedule TO filed July 10, 2001.
   ** Previously filed as exhibit to Amendment No. 1 to Schedule TO filed July 24, 2001.
   *** Previously filed as exhibit to Amendment No. 2 to Schedule TO filed July 27, 2001.
   **** Previously filed as exhibits to Amendment No. 3 to Schedule TO filed August 3, 2001.
   ***** Previously filed as exhibit to Amendment No. 4 to Schedule TO filed August 8, 2001.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2001




By:/s/ O. Bruce Mills
   --------------------
   O. Bruce Mills



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                                  EXHIBIT INDEX
                                  -------------


       Exhibit                Description
       -------                -----------

       (a) (1)  Letter to Partners dated July 10, 2001*

       (a) (2)  Offer to Purchase*

       (a) (3)  Letter of Transmittal*

       (a) (4)  Affidavit and Indemnification Agreement*

       (a) (5)  Letter to Partners dated July 24, 2001**

       (a) (6)  Letter to Partners dated July 27, 2001***

       (a) (7)  Letter to Partners dated August 3, 2001****

       (a) (8)  Correspondence to Securities Exchange
                Commission dated August 3, 2001****

       (a) (9)  Letter to Partners dated August 8, 2001*****

       (b) (1)  Commitment Letter from Bank of Washington*

       (c)-(h)  Not applicable

---------------

   *     Previously filed as exhibits to Schedule TO filed July 10, 2001.
   ** Previously filed as exhibit to Amendment No. 1 to Schedule TO filed July 24, 2001.
   *** Previously filed as exhibit to Amendment No. 2 to Schedule TO filed July 27, 2001.
   **** Previously filed as exhibits to Amendment No. 3 to Schedule TO filed August 3, 2001.
   ***** Previously filed as exhibit to Amendment No. 4 to Schedule TO filed
         August 8, 2001.